Exhibit 99.2

 MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES, CO., LTD
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on November 8, 2025
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of the Company’s Ordinary Shares, par value US$0.0005 per share (“Ordinary Shares”), of Meihua International Medical Technologies, Co., Ltd (the “Company”), hereby appoint Ms. Leyi Lee, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting1 (or at any adjournment or postponement thereof) of the Company to be held at 9:00AM, Eastern Time, on November 8, 2025 at 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou, China, 225000 (the “Meeting”).

If any proxy other than the CEO of the Company is preferred, insert the name and address of the proxy desired in the space provided and strike out “Ms. Leyi Lee, the CEO of the Company or”. A proxy need not be a shareholder. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

For	Against	Abstain

Proposal 1: It is resolved as an ordinary resolution that, with immediate effect:

(iii)       (a)  every one hundred (100) issued and unissued ordinary shares of par value USD0.0005 each of the Company be consolidated into one (1) consolidated ordinary share (each a “Consolidated Ordinary Share”) of par value USD0.05 each, such Consolidated Ordinary Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save as to nominal value) as contained in the existing memorandum and articles of association of the Company; and

(iv)       every one hundred (100) issued and unissued preferred shares of par value USD0.0005 each of the Company be consolidated into one (1) consolidated preferred share (each a “Consolidated Preferred Share”) of par value USD0.05 each, such Consolidated Preferred Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save as to nominal value) as contained in the existing memorandum of association and articles of association of the Company,

(together, the “Share Consolidation”), so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 80,000,000 ordinary shares of par value USD0.0005 each and (ii) 20,000,000 preferred shares of par value USD0.0005 each to USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 20,000 preferred shares of par value USD0.05 each; and

(b)   no fractional shares shall be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares (together with 1(a), the “Share Consolidation Proposal”).

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Proposal 2: It is resolved as an ordinary resolution that, immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 20,000 preferred shares of par value USD0.05 each to USD500,000,000 divided into (i) 8,000,000,000 ordinary shares of par value USD0.05 each and (ii) 2,000,000,000 preferred shares of par value USD0.05 each, by the creation of 7,999,200,000 ordinary shares of USD0.05 each and 1,999,980,000 preferred shares of USD0.05 each (the “Increase of the Authorized Share Capital”).	☐	☐	☐

Proposal 3: It is resolved as a special resolution that, immediately following the Increase of the Authorized Share Capital:

(c)         7,000,000,000 of the authorized ordinary shares of par value USD0.05 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 7,000,000,000 class A ordinary shares of par value USD0.05 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares;

(d)        1,000,000,000 of the authorized but unissued ordinary shares of par value of USD0.05 each in the Company will be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value USD0.05 each (the “Class B Ordinary Shares”), which shall have the rights and subject to the restrictions set forth in the second amended and restated memorandum and articles of association to be adopted by the Company pursuant to resolution 4 below, will be created; and such that the authorized share capital of the Company shall become USD500,000,000 divided into (i) 7,000,000,000 Class A Ordinary Shares of a par value of USD0.05 each; (ii) 1,000,000,000 Class B Ordinary Shares of a par value of USD0.05 each and (c) 2,000,000,000 preferred shares of a par value of USD0.05 each (the “Share Capital Amendment”), and that following the Share Capital Amendment having taken effect, and upon the Company's receipt of the consent to repurchase and application for shares as duly executed by Bright Accomplish Limited (“BAL”), the Company shall repurchase 159,350 Class A Ordinary Shares held by BAL, all of which are fully paid shares, in consideration of and out of the proceeds of the Company's new issuance of 159,350 Class B Ordinary Shares to BAL, and such issuance of 159,350 Class B Ordinary Shares to BAL be and is hereby approved and confirmed (collectively, the “Share Capital Amendment Proposal”).

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Proposal 4: It is resolved as a special resolution that, conditional upon the Share Consolidation Proposal, the Increase of Authorized Share Capital and the Share Capital Amendment Proposal having been duly approved by the shareholders of the Company, the amended and restated memorandum and articles of association of the Company adopted by special resolutions dated December 21, 2020, be amended and restated by the deletion in their entirety and by the substitution in their place of the second amended and restated memorandum and articles of association in the form as attached hereto as Appendix A (the “Amended M&AA”) to reflect, inter alia, the proposed resolutions set forth herein.	☐	☐	☐

Proposal 5: It is resolved as an ordinary resolution that any one or more of the directors of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation Proposal, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Directors”).

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Dated _________, 2025
Signature(s) _________________________
Name of Signatory ___________________
Name of Shareholder _________________

Notes:

1.	Only the holders of record of the Ordinary Shares of the Company at the close of business on October 22, 2025, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Ms. Leyi Lee, 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou, 225000, People’s Republic of China, no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.

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